                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                   FORM 11-K



               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 30, 2002

                                       or

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                For the transition period from ______ to ______

                         Commission file number 0-13818

              BANCO POPULAR DE PUERTO RICO SAVINGS AND STOCK PLAN
  (formerly "Banco Popular de Puerto Rico Employees Stock Plan (Puerto Rico)")

              (Full title of the Plan and address of the Plan, if
                 different from that of the issuer named below)


                                 POPULAR, INC.


                            209 MUNOZ RIVERA AVENUE
                          HATO REY, PUERTO RICO 00918


             (Name of issuer of the securities held pursuant to the
              plan and the address of principal executive office)

BANCO POPULAR DE PUERTO RICO
SAVINGS AND STOCK PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
DECEMBER 30, 2002 AND 2001

BANCO POPULAR DE PUERTO RICO SAVINGS AND STOCK PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
DECEMBER 30, 2002 AND 2001
--------------------------------------------------------------------------------


                                                                                                     PAGE

Financial Statements:

Report of Independent Auditors .....................................................................  1

Statements of Net Assets Available for
 Benefits as of December 30, 2002 and 2001 .........................................................  2

Statement of Changes in Net Assets
 Available for Benefits for the fiscal year ended December 30, 2002.................................  3
Notes to Financial Statements.......................................................................  4-8

Supplemental Schedule:*

Schedule I - Schedule of Assets (Held at End of Year) at December 30, 2002.........................  9





* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                         REPORT OF INDEPENDENT AUDITORS



To the Participants and Administrator of Banco Popular de Puerto Rico
Savings and Stock Plan


In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Banco Popular de Puerto Rico Savings and Stock Plan (the "Plan"), at December 30, 2002 and 2001, and the changes in net assets available for benefits for the fiscal year ended December 30, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers, LLP
---------------------------------------
PricewaterhouseCoopers, LLP
San Juan, Puerto Rico

June 20, 2003

BANCO POPULAR DE PUERTO RICO SAVINGS AND STOCK PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 30, 2002 AND 2001
--------------------------------------------------------------------------------


                                                            2002              2001
                           ASSETS

Investments at fair value                              $   59,032,266   $   46,598,316
Contribution receivable                                            --          161,270
Profit sharing contribution receivable                      2,379,168        1,245,662
Dividends receivable and other                                345,807          319,456
                                                       --------------   --------------
                                                           61,757,241       48,324,704

Cash and cash equivalents                                     165,566            2,976
                                                       --------------   --------------
     Total assets                                      $   61,922,807   $   48,327,680
                                                       ==============   ==============
                           LIABILITIES

Accounts payable                                       $       24,409   $       20,935
                                                       --------------   --------------
     Total liabilities                                         24,409           20,935
                                                       --------------   --------------
Net assets available for benefits                      $   61,898,398   $   48,306,745
                                                       ==============   ==============



   The accompanying notes are an integral part of these financial statements.

BANCO POPULAR DE PUERTO RICO SAVINGS AND STOCK PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE FISCAL YEAR ENDED DECEMBER 30, 2002
--------------------------------------------------------------------------------

Additions to net assets attributed to:
  Investment income:
    Net appreciation in fair value of investments        $    7,486,287
    Investment income                                         1,374,292
                                                         --------------
      Total investment income                                 8,860,579
                                                         --------------
Contributions:
  Employer                                                    3,572,475
  Participants                                                4,153,601
  Rollovers from other qualified plans                          102,744
                                                         --------------
    Total contributions                                       7,828,820
                                                         --------------
    Total additions                                          16,689,399
                                                         --------------
Deductions from net assets attributed to:
  Benefits paid to participants and withdrawals               3,097,746
                                                         --------------
Net increase                                                 13,591,653

Net assets available for benefits:
  Beginning of year                                          48,306,745
                                                         --------------
  End of year                                            $   61,898,398
                                                         ==============






   The accompanying notes are an integral part of these financial statements.

BANCO POPULAR DE PUERTO RICO SAVINGS AND STOCK PLAN
NOTES TO FINANCIAL STATEMENTS DECEMBER 30, 2002 AND 2001


1.      DESCRIPTION OF PLAN

        The following description of the Banco Popular de Puerto Rico Savings and Stock Plan (the "Plan"), formerly the "Banco Popular de Puerto Rico Employees Stock Plan (Puerto Rico)", provides only general information. Participants should refer to the Plan agreement for a more complete description of its provisions.

        General

        The Plan is a defined contribution plan created for the purpose of providing employees with a tax advantaged approach for saving money for retirement. The Plan provides the participants the ability to acquire investments in mutual funds, as well as share in the Bank's (the "Bank") future through the purchase of Popular, Inc. (holding company of the Bank) common stock. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and covers substantially all employees of the Bank who have three months of service, are age eighteen or older, and are residents of the Commonwealth of Puerto Rico.

        Participant Contributions

        Plan participants may authorize the Bank to make pre-tax and after-tax payroll deductions up to 10% of their monthly compensation, which includes basic salary before overtime, commissions, bonuses and any other special compensation. At no time may a participant's contribution exceed the lesser of 10% of compensation, as defined, or $8,000. As per plan provisions, participant contributions made up to January 31, 2001 and which have been invested in the Popular, Inc. common stock remain invested in such option until the participant has attained 50 years of age and has completed 10 years of service.

        Employer Contributions

        The Bank makes two types of contributions: a) a discretionary contribution based on the Bank's profitability and b) a matching contribution on the basic compensation for those who elect to contribute and invest in Popular Inc. common stock. The Plan sponsor contributes to the plan on behalf of each participant, a matching contribution equal to 50% of each participant's pre-tax contributions invested in Popular, Inc. common stock. After tax contributions and participant pretax contributions that are not invested in Popular, Inc. common stock shall not be matched by the sponsor. A participant's share of any Plan Sponsor contribution is to be invested solely in the Popular, Inc. common stock until such time as he/she has attained 50 years of age and has completed 10 years of service. At that time, a participant has full discretionary investment powers over his/her account, including future plan sponsor contributions.

        Participant Accounts

        Each participant account is credited with the participant's contribution and allocations of (a) the Bank's matching and profit sharing contribution, and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. Any dividends paid by Popular, Inc. and mutual fund shares are reinvested in additional shares. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

BANCO POPULAR DE PUERTO RICO SAVINGS AND STOCK PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 2002 AND 2001
--------------------------------------------------------------------------------

        Vesting

        Participants are vested immediately in their voluntary contribution plus actual earnings thereon. Vesting in the Company's matching and discretionary contributions plus actual earnings thereon is based on years of service. The Company's contribution vest in accordance with the following schedule:



             YEARS OF SERVICE       VESTING %

               Less than 1              0
               At least 1              20
               At least 2              40
               At least 3              60
               At least 4              80
               5 or more              100

        Payment of Benefits

        Participants receive the vested portion of their individual accounts when employment with the Bank ends. In service withdrawals are permitted, but limited to after-tax contributions in the participant's account. Minimum withdrawal is $1,000. On termination of service due to disability or retirement, a participant may elect to receive an amount equal to the value of the vested interest in his or her account as a lump sum distribution in cash, shares of Popular, Inc. common stock, if applicable, or a combination of both. In the case of participant termination because of death, the entire vested amount is paid to the person or persons legally entitled thereto.

        Plan Expenses and Administration

        The Bank is responsible for the general administration of the Plan and for carrying out the provisions thereof.

        Contributions are held and managed by a trustee appointed by the Board of Directors of the Bank. All expenses of the Plan are borne by the Bank.

        Forfeited Accounts

        Forfeited balances of terminated participants' nonvested accounts are used to reduce future Bank contributions or, at the Bank's discretion redistributed among participants after a five (5) year severance period. During the severance period, if the terminated participant is reemployed by the Bank, the dollar value at the date of reemployment of such forfeited amounts shall be restored to the participant's account if the reemployed participant repays to the Plan an amount equal to the dollar amount of his/her vested balance distributed upon termination.

        No forfeitures were used to reduce the 2002 Profit Sharing contribution.

BANCO POPULAR DE PUERTO RICO SAVINGS AND STOCK PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 2002 AND 2001
--------------------------------------------------------------------------------


2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Accounting

        The Plan's financial statements are prepared on the accrual basis of accounting.

        Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Investment Valuation and Income Recognition

        Plan investments are presented at fair value. Shares of registered investment companies are presented at quoted market prices which represent the net asset value of shares held by the plan at the reporting date. Popular, Inc. common stock is valued at its quoted market price. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on them.

        Purchases and sales of securities are recorded on the trade date basis, while dividends and interest earned are recorded on the accrual basis and credited to each participant's account, as defined.

        Contributions

        Employee and Bank matching contributions are recorded in the Plan year in which the Bank makes the payroll deductions.

        Transfer of Assets to Other Plans

        Bank employees and retirees may elect to transfer their savings to other plans qualified by the Puerto Rico Treasury Department or by the Internal Revenue Service (the "IRS").

        Payment of Benefits

        Benefits are recorded when paid.

BANCO POPULAR DE PUERTO RICO SAVINGS AND STOCK PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 2002 AND 2001
--------------------------------------------------------------------------------

3.      INVESTMENTS

        The following table presents the Plan's investments that represent five percent or more of the Plan's assets at December 30:


                                               2002                       2001
                                         # OF                      # OF
                                        SHARES       VALUE         SHARES        VALUE
       Common stock
          Popular, Inc.*               1,718,145  $ 57,712,506    1,599,326  $ 46,364,489

       * includes non-participant directed portion

        During 2002, the Plan's investments (including gains and losses on investments bought and sold) appreciated (depreciated) in value as follows:

             Mutual funds                                         $   (143,900)
             Common stock - Popular, Inc.                            7,630,187
                                                                  ------------
                                                                  $  7,486,287
                                                                  ============

4.      NON-PARTICIPANT DIRECTED INVESTMENTS

        Information about the net assets and the significant components of the changes in assets relating to non-participant directed investments as of December 30, is as follows:


                                                                                 2002                 2001

             Net asset
               Popular, Inc. Common Stock                                    $  40,377,107       $ 33,756,986
                                                                             -------------       ------------

                                                                                                  YEAR ENDED
                                                                                                 DECEMBER 31,
                                                                                                     2002
             Changes in net assets:
               Contributions                                                                     $  3,115,137
               Dividends and interest                                                                 913,639
               Net appreciation                                                                     5,002,859
               Benefits paid to participants                                                       (1,432,085)
               Transfers to participant directed investments
                 and other Plans under ERISA requirements                                            (979,429)
                                                                                                 ------------
                                                                                                 $  6,620,121
                                                                                                 ============

        Effective January 31, 2001, the plan was amended to require, among other things, that participant investments in Popular, Inc. common stock up to that date are to remain invested until a participant attains 50 years of age and 10 years of service. At that time, the participants will be allowed to direct their investment balances to other investment options.

BANCO POPULAR DE PUERTO RICO SAVINGS AND STOCK PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 2002 AND 2001
--------------------------------------------------------------------------------


5.      PROFIT SHARING CONTRIBUTION RECEIVABLE

        The Board of Directors of the Bank approved profit sharing contributions of $2,127,434 and $1,592,864 based on 2002 and 2001 Bank earnings, respectively. No forfeitures were used to reduce the 2002 profit sharing contribution. The 2001 profit sharing contribution receivable on the accompanying financial statements is net of forfeitures amounting to $546,330 used to reduce Bank contribution. These forfeitures were allocated to plan participants in 2002. Amounts receivable were subsequently collected in February 2003 and January 2002, respectively.

6.      TAX STATUS

        The Plan obtained a favorable determination letter from the Department of Treasury of the Commonwealth of Puerto Rico. The letter indicates that the Plan is designed in accordance with the applicable income tax law and is, therefore, exempt from income taxes. The Plan and the income tax law have been amended since receiving the determination letter. The Plan Administrator, based on the Plan's tax counsel's advice, however, believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the income tax law. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7.      PLAN TERMINATION

        Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, the interest of each participating employee in the Plan shall become fully vested and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

                                                           SUPPLEMENTAL SCHEDULE
                                                                      SCHEDULE I

BANCO POPULAR DE PUERTO RICO SAVINGS AND STOCK PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 30, 2002
(SCHEDULE H, PART IV, LINE 4I ON FORM 5500)
--------------------------------------------------------------------------------




                                    DESCRIPTION OF                                                     CURRENT
IDENTITY OF ISSUE                    INVESTMENT                 SHARES              COST                VALUE

Dreyfus Emerging Leaders
  Fund                             Mutual Fund                  3,145.051             ***               87,024
Federated Government
  Obligation Fund                  Mutual Fund                795,906.880             ***              795,907
Fidelity Advisor Equity
  Fund                             Mutual Fund                  3,552.564             ***              124,304
Fidelity Advisor Mid Cap           Mutual Fund                    483.909             ***                7,501
Federated Equity Income
  Fund                             Mutual Fund                  5,550.512             ***               72,934
MFS Research International
  A Equity Fund                    Mutual Fund                    739.453             ***                7,631
PIMCO Total Return                 Mutual Fund                  4,008.931             ***               42,775
Scudder International
  Equity - IV                      Mutual Fund                      1,767             ***               27,394
Van Kampen Comstock
  Fund - A                         Mutual Fund                        803             ***                9,876
Vanguard 500 Index Fund            Mutual Fund                      1,414             ***              114,686
Vanguard Mutual Total
  Bond Market Index Fund           Mutual Fund                  2,861.199             ***               29,728
Popular, Inc.*                     Common stock**           1,718,145.454      35,200,008           57,712,506
                                                                              -----------         ------------
                                                                              $35,200,008         $ 59,032,266
                                                                              ===========         ============

  *   Party in-interest

 **   Includes non participant directed portion

***   Cost is not required for participant directed investments

                                    SIGNATURE



         Pursuant to the requirement of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                                 BANCO POPULAR DE PUERTO RICO
                                                    SAVINGS AND STOCK PLAN
                                                         (Name of Plan)




                                            By: S/ Jorge A. Junquera
                                                -------------------------------
                                                   Jorge A. Junquera
                                                   Authorized Representative






Dated:   June 30, 2003



                                 EXHIBIT INDEX

Exhibit
-------

Exhibit 23        Consent of Independent Auditors

Exhibit 99        Section 906 Certification